*U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549



FORM 10-SB



GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(g) of
The Securities Exchange Act of 1934



COMTECH CONSOLIDATION GROUP, INC.
(Name of Small Business Issuer in its charter)




Delaware
(State or other jurisdiction of
incorporation or organization)


76-0544385
(I.R.S. Employer
Identification No.)



2401 Fountainview, Suite 418,
Houston, TX
(Address of principal executive offices)


77057.
(Zip Code)


Issuer's telephone number: (713) 785-0045

Securities to be registered pursuant to Section 12(b) of the Act: none

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)







TABLE OF CONTENTS

PART I.
Page

Item 1.	The Company........................       4

Item 2.	Business and Properties....................        4

Item 3. 	Use of Proceeds.......................       7

Item 4.	Description of Securities.....................       7

Item 5.	Dividends, Distributions and Redemptions.............        8

Item 6.	Officers and Key Personnel of the Company............        8

Item 7.	Directors of the Company...................       8

Item 8.	Principal Stockholders......................       9

Item 9.	Management Relationships, Transactions and Remuneration...
     9

Item 10.	Litigation...........................   11

Item 11.	Miscellaneous Factors.....................   11

Item 12.	Management's Discussion and Analysis of Certain Relevant Factors.
 11

Part II.

Item 1.	Market for Common Equities and Related
Stockholder Matters ......................   14

Item 2.	Legal Proceedings .......................  16

Item 3.	Changes in and Disagreements with Accountants ..........  16

Item 4.	Recent Sales of Unregistered Securities ..............  16

Item 5.	Indemnification of Directors and Officers...............  16

Part F/S
Financial Statements ...................... 18
Part III

Item 1.  	Index to Exhibits........................  30

Item 2.	Description of Exhibits ......................  31







































PART I

Item 1.	The Company

Exact Corporate Name:	Comtech Consolidation Group, Inc.
State & Date of Incorporation:	Delaware, 1987
Street Address of Principal Office:	2401 Fountainview
						 Suite 418, Houston, Texas 77057
Company Telephone Number:	713-785-0045
Fiscal Year:	December 31
Contact Person:	Joel B. Flowers, Chief Financial Officer 713-721-4761

Item 2.	Business and Properties

Comtech Consolidation Group, Inc. (the "Company") (formerly known as the Venning Group, Inc.) was incorporated on July 13, 1987 under the laws of the State of Delaware, to engage in any lawful corporate undertaking, including but not limited to selected mergers and acquisitions. The Company had been in the development stage from inception until August 12, 1997, at which time it acquired all of the capital stock of Networks On-Line, Inc., a network integrator and Internet service provider and began operations under its business plan. Networks On-Line, Inc. provides Internet access services to individuals and businesses in the Houston, Texas area and provides website hosting and Internet consulting on a nationwide basis. On February 15, 1998, the Company entered in the health care industry by acquiring Professional Management Providers, Inc., a Louisiana health care management corporation.
 In addition, on April 1, 1998, the Company acquired Unique Dawning, Inc., a Texas health care corporation.

   	The Company business is the acquisition and consolidation of the business operations of small companies. It combines these small entities into larger organizations that can take advantage of their collective size and achieve economies of scale. To date the Company has acquired and is consolidating business operations in two industries, Healthcare and Internet services.

The Company is filing this registration statement on a voluntary basis to comply with reporting requirements and maintain its listing status on the OTC Bulletin Board.

The Company is presently consolidating businesses in two industries.
 Effective August 12, 1997 the Company began managing the operations of Networks On-Line, Inc. (NOL). NOL has been operating as an Internet service provider and network integrator.


NOL's principal business is supplying Internet access to commercial and individual customers. Along with the service the NOL provided network integration services and supplied computer and network hardware as needed by its customers. NOL is continually seeking to expand its market position by acquiring or merging with other similarly situated providers.

NOL supplies its Internet services through its own network, primarily in the Houston, Texas and surrounding regional area. NOL acquires large inbound and outbound telecom circuits from different suppliers, primarily Southwestern Bell Telephone and Savvis Communications, Inc. and resells these circuits to its business and individual customers. There are a number of providers, which the NOL can obtain service from and no circuits are single-source only. It markets its services through a combination of customer referrals, direct sales and advertising.

In addition to its full-line of Internet access services the Company provides web hosting, Internet videoconferencing and network security consulting.

The Internet industry is extremely competitive with limited barriers to entry. Because of the quasi-commodity nature of the business all providers suffer a significant amount of customer churn or turnover.

No license or other regulatory approval is needed to operate the business; however, the operation and cost of the network connections of the business are directly tied to the way Internet services are classified. Any change in the classification by the FCC or any local regulatory body could significantly increase the cost of operating an Internet service.

Networks On-Line, Inc. currently has 8 full-time employees (1 management, 2 administrative and 5 in operations).

	The Company entered the health care industry on February 15, 1998 by acquiring Professional Management Providers, Inc. (PMP), a health care management company located in the state of Louisiana. PMP operates primarily in the Louisiana market. Since the acquisition of PMP, the Company has acquired, through PMP, four additional health care companies that are managed by PMP. During 1998, PMP's operations accounted for 82% of the Company's total revenue of $8,798,987. PMP primarily operates in the home health care business. PMP currently has 460 full-time employees (30 management, 100 administrative and 330 in operations).

	The Company entered the health care industry in the Texas market on April 1, 1998 by acquiring Unique Dawning, Inc. (UDI). UDI operates full service health centers for mental outpatients (partial hospital). UDI currently has operations in Southern Texas and Louisiana, with planned operations in Mississippi. UDI operations accounted for 10% of the Company's total revenue in 1998. UDI currently has 35 full-time employees (3 management, 7 administrative and 25 in operations).

The Company continues to seek to acquire assets or shares of entities actively engaged in businesses, which generates revenues, in exchange for its securities. The registrant has made acquisition in the past in two industries, Healthcare and Internet technology. The registrant continues to seek acquisitions in other industries and has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition.
 Some of the Company's officers, directors, promoters or affiliates have engaged in some preliminary contact or discussions with representatives of other companies regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement, but have not entered into any agreements or letters of intent other than for acquisitions which are part of the business plan of entities already acquired by the Company and consolidating companies under the Company's existing industry groups.


The Board of Directors intends to obtain certain assurances of value of future target entity's assets prior to consummating new transactions, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

The Company (the holding company - corporate office) has two employees.
 Employees with a role in operating activities (Chairman and CEO) are compensated by the subsidiary they are performing operating duties for. The Chairman/CEO and CFO/Secretary have agreed to allocate a portion of their time to the activities of the registrant with deferred compensation.

The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws.
 Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II, Item 5, Indemnification of Directors and Officers."

Description of Property

As noted in the Company's 1998 consolidated financial statements, the Company had net property and equipment of $595,687 at December 31, 1998. Property consists of furniture, equipment and leasehold improvements. The property is located in the state of Texas and Louisiana.

The Company operates from its offices at 2401 Fountainview, Suite 418, Houston, Texas 77057. The corporate office of Unique Dawning, Inc. occupies the space at that address and an amount of office space is provided to the Company under an operating lease.

Management believes that the amount of space provided by the health care subsidiary will meet the needs of the Company for the foreseeable future. The Company paid a total of $13,500 in rent during its 1998 fiscal year.

Item 3.	Use of Proceeds


The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms that desire to seek the perceived advantages of an Exchange Act registered corporation. The Company does not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind of nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

Item 4.	Description of Securities.

Comtech Consolidation Group, Inc.'s authorized capital stock consists of 30,000,000 shares of Common Stock, $.00967 par value, of which 19,472,026 shares are issued and outstanding as of the date of the this filing and 1,000,000 shares of Preferred stock of which 29,410 is issued and outstanding.


Common Stock.	All shares of Common Stock have equal voting rights
and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors.
 In the event of liquidation of Comtech Consolidation Group, Inc., each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any.
 All shares of Comtech Consolidation Group, Inc.'s Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Item 5.	Dividends, Distributions and Redemptions

Dividends. The registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 6.	Officers and Key Personnel of the Company

	Chairman and CEO				Winfred Fields (also president
of UDI)

	Board Member and President of PMP	William D. Dickerson

	Board Member and President NOL	Don Brown

	Board Member, CFO and Secretary	Joel B. Flowers

Item 7.	Directors of the Company

The following table lists the directors and executive officers who also may be considered as promoters and control persons of the Company.


Name
Winfred Fields

Joel Flowers


Age

33

52


Position

Chairman CEO, Director

Chief Financial Officer
Secretary, Director


The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been
duly elected and qualified.   Vacancies in the existing Board of Directors
are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Registrant.

Prior to their involvement with the Company, none of the company's officers and directors had any direct experience in identifying emerging companies for investment and/or business combinations.

Conflicts of Interest

Members of the Company's management are not associated with other firms involved in competitive business activities. Therefore, there are no potential inherent conflicts of interest in their acting as officers and directors of the Company.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on unequal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 8.	Principal Stockholders

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Class		Name & Address			Amount	Percent

Common	Arlie Enterprise, Inc.		1,324,470	6.8%
		11500 NE 76th St., A3#66
		Vancouver, WA 98662

Common	4-Y Investments			1,051,054	5.4%
		Houston, TX

Common	Foothill Equities Corporation	1,876,231	9.6%
		11017 NE Sherwood Drive
		Vancouver, WA 98686

Common	Dorothy M. Stewart			1,853,000	9.5%
		1143 Bayou Island Drive
		Houston, TX 77063

Common	All Officers and Directors		1,903,200	9.8%
		As a Group (4 Persons)

The balance of the Company's outstanding Common Shares is held by 240 persons.

Item 9.	Management Relationships, Transactions and Remuneration

 William D. Dickerson, Director and President of Professional Providers, Inc. and Don Brown, Director and President of Networks On-Line, Inc. receive compensation from the respective firms of which they are President. They receive no compensation from Comtech Consolidation Group, Inc. Winfred Fields (Chairman and CEO) and Joel B. Flowers (CFO and Secretary) have agreed to allocate a portion of their time to the registrant with deferred compensation.




No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the registrant for the benefit of its employees.

Related party transactions are noted in the Company's financial statements.


Item 10.	Litigation

	A large subsidiary of the Company located in Louisiana has been named in a lawsuit with the U. S. Department of Labor. The complaint filed by the Department of Labor alleges misuse of pension funds, prohibited transfers and mismanagement of pension funds by the former owners of the subsidiary and a current employee of Golden Age Home Health (PMP operations). The Company's attorneys anticipate that the Department of Labor will prevails. However, the litigation involves a deferred compensation plan that is not included on the Company's balance sheet. The Company has fully reserved for any possible contingent liabilities.

Item 11.	Miscellaneous Factors

Item12.	Management's Discussion and Analysis of Certain Relevant Factors

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.


The Company does not have sufficient capital with which to provide the owners of business opportunities with any significant cash or other assets.
 However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire an ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents.
 The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders or other operating entities. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospect for the future; nature of present and expected competition; the quality and experience of management service which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officer and directors of the Company will meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.
 The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.



The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.



Acquisition Opportunities




While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs of and desires of the Company and other parties, the management of the opportunity and the relative negotiating strength of the Company and such other management.



The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain event of default, will detail the terms of closing and conditions which must be satisfied by each of the parties prior to an after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.




PART II

Item 1.	Market for Common Equity and Related Stockholder Matters.

Management has undertaken discussions, preliminary and otherwise, with prospective market makers concerning the participation of such market makers in the aftermarket for the Company's securities.

There is presently no trading market for the Company's Preferred Stock and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with prospective market makers concerning the participation of such market makers in the aftermarket for the Company's Preferred stock.

a.	Market Price.	The Company's Common Stock is quoted on the
Over the Counter Bulletin Board (OTCBB) under the symbol CCGI at the present time.



The National Association of Securities Dealers, Inc. (The "NASD"), which administrates NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly-traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

Management intends to maintain the above mentioned status and persue completion of the qualifications for listing on NASDAQ or some other national exchange.


(b)	Holders.  There are 244 holders of the Company's Common Stock

(c)	Dividends.  The Company has not paid any dividends on its Common
Stock.

Item 2.	See Item 10, Part 1.

There is litigation pending or threatened by or against a subsidiary the Company.

Item 3.	Changes In and Disagreements with Accountants on Accounting and
Financial Disclosure.

There are no changes or disagreements with accountants on accounting and financial disclosure.

Item 4.	Recent Sales of Unregistered Securities.

	On July 2, 1998, the Company completed a private offering of 1,500,000 shares of its common stock at an offering price of $.001 per share. Of the 1,500,000 shares offered, 1,499,138 shares were issued and sold. 283,000 shares were sold to a company owned by the son of the then Chairman of the Board. 666,138 shares were sold to the current Interim Chairman of the Board, and 500,000 shares were sold to a close business associate of the Interim Chairman of the Board, of which, 320,000 shares were subsequently transferred to the Interim Chairman of the Board.

All of the shares of Common Stock of the registrant previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.


In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5.	Indemnification of Directors and Officers.

The Company's Articles of Incorporation, incorporate the provisions of the Delaware Corporation Code providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company.

12